IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH   45999-0023

Date of this notice: 08-17-2021

Employer Identification Number:
87-2207963

Form: SS-4

Number of this notice: CP 575 B

AMERICAN CRYPTOFED
MARIAN J ORR MBR
1607 CAPITOL AVE STE 327
CHEYENNE, WY 82001

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

   Thank you for applying for an Employer Identification Number (EIN). We assigned you
EIN 87-2207963. This EIN will identify you, your business accounts, tax returns, and
documents, even if you have no employees. Please keep this notice in your permanent
records.

   When filing tax documents, payments, and related correspondence, it is very important
that you use your EIN and complete name and address exactly as shown above. Any variation
may cause a delay in processing, result in incorrect information in your account, or even
cause you to be assigned more than one EIN. If the information is not correct as shown
above, please make the correction using the attached tear off stub and return it to us.

   Based on the information received from you or your representative, you must file
the following form(s) by the date(s) shown.

                Form 1065   03/15/2022

   If you have questions about the form(s) or the due date(s) shown, you can call us at
the phone number or write to us at the address shown at the top of this notice. If you
need help in determining your annual accounting period (tax year), see Publication 538,
Accounting Periods and Methods.

   We assigned you a tax classification based on information obtained from you or your
representative. It is not a legal determination of your tax classification, and is not
binding on the IRS. If you want a legal determination of your tax classification, you may
request a private letter ruling from the IRS under the guidelines in Revenue Procedure
2004-1, 2004-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note:
Certain tax classification elections can be requested by filing Form 8832, *Entity
Classification Election*. See Form 8832 and its instructions for additional information.

   A limited liability company (LLC) may file Form 8832, *Entity Classification
Election*, and elect to be classified as an association taxable as a corporation. If
the LLC is eligible to be treated as a corporation that meets certain tests and it
will be electing S corporation status, it must timely file Form 2553, *Election by a
Small Business Corporation*. The LLC will be treated as a corporation as of the
effective date of the S corporation election and does not need to file Form 8832.

   To obtain tax forms and publications, including those referenced in this notice,
visit our Web site at www.irs.gov. If you do not have access to the Internet, call
1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.** You may give a copy of this document to anyone asking for proof of your EIN.

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub.

Your name control associated with this EIN is AMER. You will need to provide this information, along with your EIN, if you file your returns electronically.

Thank you for your cooperation.

Keep this part for your records. CP 575 B (Rev. 7-2007)

Return this part with any correspondence so we may identify your account. Please correct any errors in your name or address.

CP 575 B

9999999999

Your Telephone Number ( ) - ______________

Best Time to Call ______________

DATE OF THIS NOTICE: 08-17-2021
EMPLOYER IDENTIFICATION NUMBER: 87-2207963
FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

AMERICAN CRYPTOFED
MARIAN J ORR MBR
1607 CAPITOL AVE STE 327
CHEYENNE, WY 82001